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05009875



RECEIVED 2005 JUL 21 P 3:11

DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

July 7, 2005

TSX Venture: DTA
No. of Pages: 3

SUPPL

NEWS RELEASE

Thomlinson Creek Copper, Molybdenum, and Tungsten Prospect, near Hazelton, Central British Columbia

A preliminary investigation and geological survey, relying on historical data as provided by B.C. Government's archives and personal communications with local prospectors, has now been completed and a team of prospectors has been retained to carry out a prospecting and sampling program at the Thomlinson Creek Prospect, now more easily accessible by existing logging roads than in 1981.

To quote from a report by Don McIntyre, Ph.D., P.Eng., submitted to Dentonia, the following salient points were made:

> "The area east of the creek was drilled by Noranda (1981). Drill hole 6, the most westerly hole, had the best intersection towards the end of the hole returning 6 meters of 0.17% Cu, and 0.236% Mo (or 0.39% MoS_2). This hole is only a short distance up slope from the road so extending this hole or drilling new holes further to the west will be relatively easy to do. The strong moly soil anomaly west of the creek (west of hole 6) is an area that needs to be prospected and sampled."

To put this intersection in perspective, the gross dollar value of these results, at today's metal prices, approach US$200 per tonne, and if this mineralization is not isolated but extensive, will make this an exciting discovery.

To quote further:

> "Overall I am quite encouraged by the fact the main area of interest is so easily accessible and can be explored without expensive helicopter support. Although I would like to get the results of the sampling before recommending drill sites, I can see at least 3 or 4 holes being drilled from the logging road into the areas of strong soil geochemistry that are located west of drill hole 6 and west of the bridge across Thomlinson Creek. This drill program should also include extending hole 6 to a greater depth."

It should be noted that hole 6 was the most westerly hole drilled in 1981 and appears to be located at the eastern end of a strong geochemical anomaly, unexplained and unexplored.

Upon completion of the current prospecting and sampling program, depending on the results, a drill program, will be considered.

As a general observation and to explain the dormant exploration activities, over the last 10-15 years, at Thomlinson Creek and other prospects in Central British Columbia, is the fact that metal prices were generally low during this period.

Mr. Regent, president of Falconbridge observed and to quote from an article in The Globe and Mail, Friday, July 1, 2005 with the headline, "Falconbridge Sees Metal Prices Firming", illustrates this point,

> "Mr. Regent said he expects average metal prices to be substantially higher in the next decade, compared with the previous 10 years."

London metal prices remain strong (July 5, 2005), copper grade "a" at US$3,430.00 per tonne (or $1.56 per lb), molybdenum ferr. (kg) $85.50 down from $96.50, still about $35-38 per lb, tungsten increased 3 fold from prices a year or so ago and are about US$17.50 per lb.

The exploration at the Thomlinson Creek and HY gold prospects, Yukon, are funded by available flow-through funds, which cannot be used for the DO27 Diamond Project under the current arrangement. These funds must be expended by year-end.

Dentonia has acquired the Thomlinson Prospect under an option and has the right to earn a 100% interest.

Commencement of the drilling of Dentonia's HY Gold Prospect, southeastern Yukon, has been delayed somewhat by Copper Ridge's extension of its drill program on its Olympic Prospect, Yukon. Drilling at the HY Gold Prospect is expected to commence during the last week of July.

Diamonds

To reiterate, clarify and referring to Dentonia's News Release of June 16, 2005, the mini bulk sample of the Major Vent returned 1,866 diamonds, with an average grade of 0.98 carat per tonne, with 21 stones being larger than one-half carat; these results when compared to the bulk test in **1994** namely, Hypabyssal Sill, 226 stones, a grade of 0.013 carat per tonne and a value of $33.50 per carat, and the Pyroclastic Facies (now referred as Minor Vent), 13,888 stones, a grade of 0.356 carat per tonne, and value of US$21.70 per carat, demonstrates an increase in grade by 75 times to the grade of the Hypabyssal Sill and 2.75 times to the grade of the Minor Vent.

The foregoing illustrates the point that multi-vent kimberlites may have different kimberlites within a larger envelope containing kimberlites with different grades and values per carat.

The results of the evaluation of the stones from the mini bulk test and from the fusion and micro diamond analysis of the core drilling, which extended the depth of the Major Vent to 465m, are pending.

DHK Diamonds Inc., in which Dentonia has a 1/3 equity interest, is up-to-date with its pro rata contributions to the winter core drilling program and the cost of the caustic fusion, micro diamond analysis, mineralogy study of the core and any further cash call require full disclosure of the results of the evaluation of the diamonds, the fusion results, and the results of the proposed core drilling program (carried for the first $500,000), before any cash call can be made by the operator, subject to a 60 day interval, between the date of disclosure and cash call.

DHK intends to participate in the further exploration of the DO27 Diamond Projects and adjacent kimberlites.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President